Mail Stop 3-8

      				        June 14, 2005



By Facsimile and U.S. Mail

Mr. Mair Faibish
Chief Executive Officer
Synergy Brands, Inc.
1175 Walt Whitman Road
Melville, NY 11747

      Re:      Synergy Brands Inc.
      	Form 10-K/A for the Year Ended
      	December 31, 2004
      	Filed April 18, 2005
                	File No.  0-19409

Dear Mr. Faibish:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Plan of Operations, page 13
Consolidated Results of Operations for the Year Ended December 31, 2004 as Compared to the Year Ended December 31, 2003, page 14
1. In your discussion and analysis you repeatedly disclose EBITDA citing it as a measure frequently used by other distribution related companies. If you choose to disclose a non-GAAP financial measure such as EBITDA, please include a presentation of the most directly comparable GAAP financial measure and a reconciliation of the non-GAAP financial measure to the most directly comparable financial
measure calculated and presented in accordance with GAAP.   In
future
filings please reconcile each instance of disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure and provide all of the other disclosures required by Item 10(e) of Regulation S-K. In your response please show us what your revised disclosures will look like or confirm you will not disclose non-GAAP financial measures in future filings.

2. In your discussion of the results of operations please revise your disclosure in future filings to provide a narrative telling us how the following significant events affected income from continuing operations:
* Quantify and indicate the extent that increases in consolidated net sales and net operating losses are attributable to continuing operations versus the acquisition of Cigars Around the World, changes in pricing or volume of products sold or the introduction of new products relative to your business segments;
* Expand and quantify your explanation of revenue growth as the cause for an increase in financing charges of approximately 106% in 2004 over 2003 and 226% in 2003 over 2002. Identify the liabilities causing the increased finance charges, the related revenue stream or segment being financed and your assumption if and when the revenue stream or segment will be able to finance itself without external financial assistance; and
* Discuss the recent decision of the Board of Directors to declare dividends on Class B Series A Preferred Stock and your ability to continue paying these dividends in the future.
See Item 303 of Regulation S-K and SEC Release No. 33-8350. In your response, please show us what your disclosures will look like revised.

Liquidity and Capital Resources, page 24

3. Please disclose known trends or uncertainties related to cash flow, capital resources or liquidity. In this regard, please revise your discussion of liquidity and capital resources to identify the operational reasons for your recurring negative cash flows from operations and net losses as well as how you expect to meet your short and long-term cash requirements and maintain operations. Further, the underlying sources of positive cash flows appear to be increasingly dependent on exchanging notes payable for common shares and issuing common and preferred stocks in private placements. As a result of this known trend please disclose your reliance on issuing notes and stock as a form of liquidity, the probability this financing method will continue to be available to you and if you are reasonably likely to use this financing method in the future. In your response, please show us what your revised disclosures look like. See section IV of SEC Release No. 33-8350.

4. We note an increase in receivable turnover from thirty-four days in 2003 to forty-seven days in 2004, a 100% increase in outstanding receivables and an absence of recent additions in the allowance for doubtful accounts. Please disclose the underlying reasons for your recent deterioration in receivables and the impact on your liquidity and capital resources. Indicate whether you have extended payment terms to your customers, revised your policy in establishing an allowance for doubtful accounts or disclose other underlying reasons that may exist. See Item 303 of Regulation S-K and SEC Release No.
33-8350. In your response, please show us what your revised disclosures look like.

5. Please advise or revise your disclosure in future filings to include the amount of interest payments you expect on notes payable for the periods presented as required by Item 303 (a)(5)(ii)(A) of
Regulation S-K.   Please include disclosure of the assumptions
used
to calculate amounts included in the table where you have used variable interest rates as of the most recent balance sheet date to compute the estimated contractual interest rates.

Item 14. Controls and Procedures, page 41

6. We note your certifying officers disclose their conclusions as to the adequacy of your disclosure controls and procedures within 90 days prior to the filing date of your report. Item 307 of Regulation
S-K requires that your certifying officers disclose their conclusions regarding the effectiveness, not adequacy, of your disclosure controls and procedures as of the end of the period covered by the report. Please advise or revise your certifications accordingly.

3. Financial Statement Schedules, page 42

7. Please include a schedule for all major valuations, qualifying accounts and reserves not included elsewhere in specific schedules.
Please advise or revise to disclose detailed information for sales returns and discounts, unamortized vendor allowances and a valuation allowance for deferred tax assets required by Rule 12-09 of Regulation S-X. If you do not currently disclose this information, please include the schedule in future filings. In your response, please show us what your revised disclosure will look like.

 Certifications, page 44

8. Refer to paragraph 4b. The effectiveness of your disclosure controls and procedures should be evaluated as of the end of the period covered by the report, as required by Item 307 of Regulation
S-K.  Please advise or revise your certifications accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

9. We note your audit was conducted in accordance with "auditing" standards of the Public Company Accounting Oversight Board (United States). Auditing Standard No. 1 requires your audit is conducted in accordance with standards of the Public Company Accounting Oversight
Board (United States). Please advise and ensure the opinion includes the recommended language contained in the Illustrative Appendix of Auditing Standard No. 1 issued by the Public Company Accounting Oversight Board.

Consolidated Statement of Operations, page F-6

10. Please tell us your accounting treatment for the shares contingently issuable in connection with the acquisition of CAW.
See
paragraph 30 of SFAS No. 128.

Consolidated Statements of Cash Flows, page F-11

11. Please include supplemental disclosures for all non-cash investing and financing activities. See paragraph 32 of SFAS No.
95.

Notes to Consolidated Financial Statements, page F-13
Note C - Acquisition, page F-22

12. We note your acquisition of Cigars Around the World ("CAW") in June 2003. Please provide a worksheet illustrating your initial purchase price, the nature and amount of any subsequent adjustments and provide a response to the following comments:
* Tell us how you determined the initial purchase price allocation considering amounts issued unconditionally at the acquisition date as opposed to contingent amounts issued later as specified in the acquisition agreement and your accounting treatment followed should a contingency be resolved;
* Provide a schedule of all contingent payments, payment dates and specify which contingent payments are included in the purchase price allocations and the amount of additional consideration payable remaining based upon achievement of targeted operating results as of your most recent balance sheet date;
* Your disclosure indicates you issued 25,000 common shares in December 2003 and 175,000 Class B Preferred Shares in February and June of 2004 for $625,000 total consideration exchanged for CAW. Please tell the form and amount of consideration for CAW exchanged at the acquisition date and the contractual reasons for issuing shares subsequently in December 2003 and February and June 2004;
* Describe how you determined the fair value of non-voting Class B Series A Preferred Stock; and
* Please tell the nature of and why prepaid compensation is included in your purchase price allocation.
In future filings include the disclosures required in paragraphs 51.f., h. and 52.c. of SFAS No. 141. In your response please show us what your revised disclosures will look like.

Note I - Notes Receivable, page F-27

13. Please tell us and revise future filings to explain how you are accounting for your obligation to issue common stock valued at $200,000 to West Coast.

Note L - Stockholders` Equity, page F-29

14. Please confirm if you are required to issue 165,000 common shares or a half share of common stock for each outstanding Class B Series A
Preferred Stock per year as of your most recent balance sheet date and explain to us the redemption requirements in more detail. Based on your present disclosure it would appear this requirement represents a conditional obligation at inception requiring you to issue a variable number of common shares as described in SFAS No 150.
If this is the case, please tell us how you have accounted for this obligation in accordance with SFAS No. 150. Alternatively, if you do not view this as a conditional obligation to issue common shares, please tell us your present accounting treatment including how you accounted for the issuance of 30,000 shares in January 2005. See paragraphs 12, 23 and 27 of SFAS No. 150.

15. Contracts that may be settled in stock that are within the scope
of SFAS No. 150 and accounted for as an asset, liability or equity may require an adjustment to the numerator and/or denominator for the purposes of computing earnings per share. Please tell us how you considered your obligation to issue common shares for each outstanding Class B Series A Preferred Stock as it relates to your computation of diluted earnings per share in fiscal year end 2003 and
2004.   See EITF Topic D-72.

Note N - Transactions with Related Parties, page F-33

16. Expand your disclosures to discuss the payments of preferred dividends to your shareholder officer, the issuances of promissory notes by ITT shareholders to you and exchanges of promissory notes for common shares with ITT shareholders. See paragraph 2 of SFAS No.
57.

Note T - Segment and Geographical Information, page F-37
17. In your segment disclosures please advise or revise your future filings to include the following disclosures:
1. Revenue from transactions with other external customers and from transactions between operating segments;
2. Revenues from external customers for each product or group of similar products or state why it is impracticable to do so; and
3. Significant non-cash items such as common stock issued for note conversions and business acquisitions.
      See paragraphs 27 and 37 of SFAS No. 131.

Exhibit Index, page 44

18. Please tell us why you have not incorporated the CAW acquisition agreement in your exhibit index. Include in your response the original filing date and form containing a copy of the acquisition agreement. See Item 601(b)(10) of Regulation S-K

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Brian V. McAllister at (202) 551-3341 or,
Donna Di Silvio at (202) 551-3202, or in her absence to the undersigned at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Mair Faibish
Synergy Brands, Inc.
June 14, 2005
Page 1